Exhibit 99.15

CONSENT OF MICHAEL JOHNSON

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2025, including any amendments or exhibits thereto, and the references to, and the information derived from, (i) the report titled “Masbate Gold Project, Philippines, NI 43-101 Technical Report” dated effective September 30, 2025, (ii) mineral resource estimate for the Masbate Gold Project and, in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 No. 333-239197 and No. 333-273659) of the Company if applicable, as amended.

/s/ Michael Johnson
Michael Johnson, Technical Services Manager
March 11, 2026